CREAM MINERALS LTD.

                  TSX VENTURE EXCHANGE: CMA

1400 – 570 Granville Street                                   OTC BULLETIN BOARD: CRMXF

Vancouver, BC  Canada V6C 3P1                        FRANKFURT STOCK EXCHANGE: DFL

Tel: (604) 687-4622   Fax: (604) 687-4212

Toll free: 1-888-267-1400  Email: info@creamminerals.com

January 24, 2008

U.S. Securities and Exchange Commission

VIA EDGAR
Division of Corporate Finance
Mail Stop 7010

100 F Street, NE

Washington, DC  20549-8020

Attention: Brad Skinner, Senior Assistant Chief Accountant

Dear Mr. Skinner:

Re: Cream Minerals Ltd. (SEC File No. 0-29870) (the “Company”)
Annual Report on Form 20-F for Period Ended March 31, 2007

We are replying to your letter dated December 27, 2007 (the “Comment Letter”), regarding the above captioned Annual Report filing (the “Filing).

Form 20-F for the Fiscal Year Ended March 31, 2007

Controls and Procedures, page 69

1.

Your filing indicates that this section is not applicable.  Although the management’s annual report on internal control over financial reporting and an attestation report of your public accounting firm is not yet required, disclosures regarding disclosure controls and procedures and changes in internal control over financial reporting are required.  Refer to the instructions for Form 20-F.

Comment 1

We concur with your comments and the disclosures regarding disclosure controls and procedures and changes in internal control over financial reporting has been inserted in the attached amended Annual Report in Form 20-F dated January 24, 2008, hereinafter referred to as Amended Form 20-F.

Other

2.

It appears that you have not provided interim financial information on Form 6-K.  Please note that this information is required to be provided in the U.S. when it is required in Canada.  See General Instruction B top Form 6-K.

Comment 2

The interim financial statements and management discussion for the three months ended June 30, 2007, and other corporate information were filed on September 10, 2007, under accession number 0001137171-07-001198.

The interim financial statements and management discussion for the six months ended September 30, 2007, and other corporate information were filed on December 18, 2007, under accession number 0001137171-07-001686.

Engineering Comments

General

3.

Please insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F.  Please note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear at the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance id required, please call Filer Support at 202-551-8900.  We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

•

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•

A graphical bar scale should be included.  Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•

A north arrow.

•

An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•

A title of the map or drawing, and the date on which it was drawn.

•

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Comment 3

Various maps have been inserted in the applicable places in the Amended Form 20-F on pages 20, 21, 26, 29, 33 and 34.

Property Description, page 21

1.

With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to paragraph (b)(5) of Industry Guide 7.  However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101.  Since you disclose that you cannot confirm that such information relating to the Sewa River places is in compliance with NI 43-101, you may need to remove disclosure of related estimates.

Comment 4

A Technical Report, compliant with Canadian securities legislation pursuant to National Instrument 43-101, on Alluvial Diamond Properties EPL 1/94 and EPL 5/94 Sierra Leone, dated November 15, 2005, and the Certificate of Author and Consent of Author on the same date was filed on EDGAR under Accession Number 0001137171-05-002324 on December 9, 2005.  The Technical Report was prepared to detail the historical work and recommendations for additional exploration in a two-phase program.  The information presented in the Company’s Annual Report filing, which is the subject of your letter of December 27, 2007, was a direct quote from the author of the Technical Report, Mr. Charles K. Ikona, P.Eng.  Throughout the Technical Report and in the summary, its is stated that the historical reserve and resource estimates are just that, historical, and that the lease, as at the date of the Technical Report, contains no mineral reserves or resources and it cannot be assumed that further work will develop any such reserves or resources.  The Company has attempted to utilize the technical aspects of the Technical Report, with all the related disclaimers, to detail the information relating to the two alluvial diamond properties as a basis for conducting exploration programs on the property.  Throughout the description of the properties and the descriptions of the work programs we have tried to detail the programs undertaken, including problems encountered.  We have endeavoured to be factual and explain the programs in as plain and simple language as possible, with all the attendant risks.

Yours truly,

CREAM MINERALS LTD.

“FRANK A. LANG”

Frank A. Lang, President and Chief Executive Officer